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                                                                     EXHIBIT 3.4

                           CERTIFICATE OF AMENDMENT
                                TO THE BY-LAWS
                                      OF
                              TENFOLD CORPORATION



     The undersigned, being the duly acting and appointed Secretary of TenFold Corporation, a Delaware corporation (the "Company"), hereby certifies that the members of the Board of Directors of the Company amended Article III, Section
3.1 of the Bylaws of the Company to read as follows, effective as of the date set forth below:


     "Number and Term of Office. Unless otherwise determined by the Board of Directors, the Board of Directors shall consist of six (6) persons. With the exception of the first Board of Directors, which shall be elected by the incorporators, and except as provided in Section 3.3 of this Article III, or unless otherwise determined by the Company's Certificate of Incorporation, the directors shall be elected by a plurality vote of the shares represented in person or by proxy, at the stockholders annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws."

Dated:  March 2, 1999


                                    /s/ Donald M. Keller, Jr.
                                    -------------------------
                                    Donald M. Keller, Jr., Secretary